Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE JULY 15, 2011

(Calgary, June 21, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced its July 15, 2011 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is June 28, 2011. The dividend will be payable to all shareholders who hold shares on the record date of June 30, 2011.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.072 per common share using a U.S./Canadian dollar exchange rate of Cdn $1.00:U.S  $1.03. The actual U.S. dollar equivalent dividend will be based upon the actual U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Dividend Reinvestment Plan

Pengrowth has a Dividend Reinvestment Plan (DRIP) that provides a convenient and cost-effective method for eligible shareholders in Canada and the United States to maximize their investment in Pengrowth by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the DRIP, please visit Pengrowth’s website at www.pengrowth.com or contact Computershare Trust Company of Canada at 1-800-564-6253.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth‘s  focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111